新世界發展有限公司
New World Development Company Limited

RECEIVED

2004 JUN -3 A 9:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

May 21, 2004

04030555

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated May 20, 2004 in connection with continuing connected transactions between NWS Holdings Limited (and its subsidiaries) and Merryhill Group Limited (and its subsidiaries) in duplicate for your files.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dlo 6/10

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock code: 17)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock code: 659)

CONTINUING CONNECTED TRANSACTIONS BETWEEN THE NWSH GROUP AND THE MERRYHILL GROUP

The directors of NWD and NWSH jointly announce that, on 20 May 2004, NWSH and Merryhill entered into the Master Services Agreement whereby Merryhill agrees to, and procures that members of the Merryhill Group (to the extent practicable) engage relevant members of the NWSH Group to provide the Operational Services to Merryhill and/or the relevant members of the Merryhill Group during the term of the Master Services Agreement.

Given that Merryhill is a connected person of each of NWD and NWSH, the Master Services Agreement and all the transactions contemplated thereunder constitute continuing connected transactions for each of NWD and NWSH under Rule 14A.14 of the Listing Rules. Details of the Master Services Agreement are set out in Sections 2 to 5 below.

Before Completion, certain members of the NWSH Group entered into transactions with members of the NWFH Group as well as the Citybus Group (now being members of the Merryhill Group) regarding the provision of certain Operational Services and rental or licensing of spare spaces, in each case on a recurring basis. These transactions have continued after Completion. The same members also entered into transactions between Completion and the date of the Master Services Agreement. These transactions will be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but will not require approval by the independent shareholders of NWD or NWSH as the threshold stipulated under Rule 14A.34 of the Listing Rules will not be exceeded at any relevant time. Details of these transactions are set out in Section 6 below.

1. BACKGROUND

Reference is made to the announcements made jointly by NWD and NWSH dated 8 December 2003, 8 January 2004 and 9 March 2004 in connection with the share exchange involving NWSH, NWFH, CTF and Merryhill which placed the respective transport and related businesses of NWSH and CTF under Merryhill. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the joint announcement dated 8 December 2003.

Following Completion, each of CTF and NWSH indirectly owns 50% of the total issued share capital of Merryhill which in turn indirectly holds, among other investments, the Citybus Group and the NWFH Group. Given that, as at the date of this announcement, CTF holds approximately 35% of the total issued share capital of NWD which, in turn, holds approximately 54% of the total issued share capital of NWSH: (a) CTF is a substantial shareholder of each of NWD and NWSH; and (b) Merryhill, being an associate of CTF, is a connected person of each of NWD and NWSH.

2. CONTINUING CONNECTED TRANSACTIONS UNDER THE MASTER SERVICES AGREEMENT

On 20 May 2004, NWSH and Merryhill entered into the Master Services Agreement. The Master Services Agreement has an initial term of three years, which shall be automatically renewed for a further term of three years unless either party gives written notice to the other party not later than two months before the expiry of the initial term.

Provision of the Operational Services

Under the Master Services Agreement, Merryhill agrees to, and procures that members of the Merryhill Group (to the extent practicable) engage relevant members of the NWSH Group to provide the Operational Services to Merryhill and/or relevant members of the Merryhill Group during the term of the Master Services Agreement.

The Operational Services include the following categories of services, and such other types of services as NWSH and Merryhill may agree upon from time to time in writing:

Operational Services category	Description of services
1. Construction Services	Building and general construction, civil engineering, building exterior and interior design, building repair, renovation maintenance and other services, demolition, piling and foundation, building and property fitting out and decoration work, construction management and the supply of construction and building equipment and materials.
2. E&M Engineering Services	Electrical and mechanical engineering works, supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, lift repair and maintenance services and electrical systems and system design and consultancy and computer aided drafting services.
3. Facility Management Services	Provision of information technology services, provision of convention and exhibition facilities, related functions and services, food and beverage catering services at the Hong Kong Convention and Exhibition Centre and other locations, food processing, trading and supply, merchandise sourcing, procurement and supply.
4. Security and Guarding Services	Provision of security guards, security systems installation and maintenance services, coinbox collection and coin counting services, armoured transport services and supply of security products.
5. Cleaning and Landscaping Services	General cleaning, vessel and vehicle cleaning, bus depot cleaning, bus terminus cleaning, office cleaning and bus shelter, stop and related facility cleaning, landscaping and plant maintenance, the supply of plants and laundry services.
6. Financial Services	Risk management, insurance management, global and regional management, alternate risk financing and reinsurance brokerage services.
7. Property Management Services	Property management, property sales and letting agency services, vessel and vehicle sales and letting agency services, technical services and the sale of car parking, management and related services.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business and projects for which the relevant members of the Merryhill Group have the right to select providers of the relevant services;

(b) the engagement is not contrary to the terms of contracts governing the relevant business or projects or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business and projects of the relevant members of the Merryhill Group relate; and

(c) in the event that the relevant members of the Merryhill Group are required to select the providers of particular services through auction tenders, the engagement shall only become effective as and when the relevant members of the NWSH Group have been selected by the relevant members of the Merryhill Group to provide the relevant services as a result of the relevant auction tenders.

Rental of spare spaces

Under the Master Services Agreement, Merryhill also agrees and undertakes that it shall procure the relevant members of the Merryhill Group to rent or otherwise license spare office, commercial, storage and car-parking spaces in the depots of the relevant members of the Merryhill Group to members of the NWSH Group as and when such rental or licensing (as the case may be) is required by NWSH and/or the relevant members of the NWSH Group.

The above-mentioned undertaking is subject to the following qualifications:

(a) the undertaking only applies to those spare office, commercial, storage and car-parking spaces in the depots of the relevant members of the Merryhill Group in respect of which the relevant members of the Merryhill Group have the right to select the relevant tenants or licensees; and

(b) the undertaking is not contrary to the terms of contracts governing the relevant spare spaces or any applicable laws, regulations or administrative directives promulgated by competent authorities to which such spare spaces relate.

Terms and pricing policies

Pursuant to the Master Services Agreement, members of the Merryhill Group and members of the NWSH Group shall, from time to time during the term of the Master Services Agreement, enter into separate Operational Agreements in respect of the provision of the Operational Services. In this connection, NWSH and Merryhill have agreed that:

(a) the terms and conditions of the Operational Agreements shall be negotiated on a case-by-case basis and an arm's length basis as well as on normal commercial terms;

(b) the term of each Operational Agreement shall be fixed and not exceed three years; and

(c) the prices or fees at which the Operational Services are to be provided shall be determined on a cost-plus basis and shall be no less favourable to the relevant members of the NWSH Group when compared with similar services provided by those members to independent third party customers.

In connection with (c) above, the cost element includes all direct costs incurred, such as staff costs, insurance, overhead and other indirect or common costs allocated on turnover or other equitable basis. In pricing its services to independent third party customers, the NWSH Group will take into consideration factors which are common and normal for providers of similar services such as market conditions, competition, profit margin, direct and indirect costing, opportunity cost, project duration and all relevant risk factors including client risk.

In respect of the rental or licensing (as the case may be) of spare spaces, the relevant members of the Merryhill Group and the relevant members of the NWSH Group shall, from time to time during the term of the Master Services Agreement, enter into separate tenancy agreements or licence agreements (as the case may be). In this connection, NWSH and Merryhill have agreed that, subject to any applicable laws, regulations or administrative directives promulgated by competent authorities to which the relevant spare spaces relate:

(a) the terms of the tenancy agreements or licence agreements (as the case may be) shall be negotiated on a case-by-case basis and an arm's length basis as well as on normal commercial terms; and

(b) the rent or licence fee (as the case may be) payable by the relevant members of the NWSH Group to the relevant members of the Merryhill Group in respect of the rental or licensing (as the case may be) of the above-mentioned spare spaces shall be determined with reference to market rates.

The aggregate transaction values in respect of the Operational Services for the financial years ended 30 June 2001, 2002 and 2003 were approximately are HK$338.6 million, HK$123.9 million and HK$79.7 million respectively.

3. REASONS FOR, AND BENEFITS, OF THE MASTER SERVICES AGREEMENT

The transactions contemplated under the Master Services Agreements are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWSH Group. The above-mentioned Operational Agreements and tenancy or licence agreements will be agreed on an arm's length basis on normal commercial terms. The board of directors (including independent non-executive directors) of each of NWD and NWSH are of the view that the terms of the Master Services Agreement are fair, reasonable and in the interests of NWD and NWSH and their respective shareholders as a whole, and that it is beneficial to both NWD and NWSH for the NWSH Group to provide the Operational Services to the Merryhill Group under the Master Services Agreement because the relevant transactions will continue to facilitate the operations of the NWSH Group's businesses following Completion.

4. REQUIREMENTS OF THE LISTING RULES

The Master Services Agreement and all the transactions contemplated thereunder constitute continuing connected transactions of each of NWD and NWSH under Rule 14A.14 of the Listing Rules.

For each of NWD and NWSH, it is anticipated that any one or more of the relevant percentage ratios in respect of the continuing connected transactions (in aggregate) contemplated under the Master Services Agreement will, on an annual basis, exceed the threshold stipulated under Rule 14A.33(3) of the Listing Rules but will not exceed the threshold stipulated under Rule 14A.34 of the Listing Rules at any relevant time. Accordingly, the above-mentioned transactions will be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but will not require approval by the independent shareholders of NWD or NWSH.

This announcement is made for the purpose of, inter alia, satisfying the announcement requirements stipulated under Rule 14A.47 of the Listing Rules in respect of the Master Services Agreement and all the transactions contemplated thereunder.

5. MAXIMUM AGGREGATE ANNUAL VALUES

NWD and NWSH expect that the maximum aggregate annual value (the **'annual cap'**) in respect of each category of the Operational Services and the rental or licensing of spare spaces contemplated under the Master Services Agreement will be as follows:

	Category	**Annual cap for each financial year ending on 30 June 2004, 2005, 2006 and 2007** *(HK$'000)*
1.	Construction Services	27,000
2.	E&M Engineering Services	900
3.	Facility Management Services	15,500
4.	Security and Guarding Services	5,500
5.	Cleaning and Landscaping Services	35,000
6.	Financial Services	1,300
7.	Property Management Services	900
8.	Rental or licensing of spare spaces	6,600

The annual cap in respect of each category of the Operational Services has been determined by reference to: (a) the historical annual or annualised amounts in respect of that category of service provided by the relevant members of the NWSH Group to the relevant members of the Citybus Group or the NWFH Group (as the case may be) during the past three financial years; and (b) the projected annual or annualised amounts in respect of that category of service to be provided by the relevant members of the NWSH Group to the relevant members of the Merryhill Group in the next three financial years.

The annual cap in respect of the rental or licensing of spare spaces has been determined by reference to the projected annual or annualised rental payments or licence fees to be incurred by the relevant members of the NWSH Group in the next three financial years. Such projection was performed based mainly on the open market rental value of the relevant depot premises referred to in the reports issued by two independent property valuers to Citybus and New World First Bus Services Limited respectively in early 2004.

The above annual caps are in line with the corresponding historical transaction amounts for 2001 to 2003, with the following four exceptions:

(a) the annual cap for construction service (HK$27 million) is significantly lower than the corresponding historical transaction amounts for 2001 to 2003 (which were in the range of approximately HK$41 million – 298 million) because the construction works in respect of the bus depots of Citybus and New World First Bus Services Limited (which accounted for most of such historical transaction amounts) were completed in early 2004 and mid 2001 respectively;

(b) the annual cap for Facility Management Services (HK$15.5 million) is significantly greater than the corresponding historical transaction amounts for 2001 to 2003 (which were in the range of approximately HK$177,000 – 215,000) because an increased amount of service fees are expected to be paid by the Merryhill Group to the NWSH Group due to the general increase in the scale of Facility Management Services provided following the establishment of the Merryhill Group as well as a proposed consolidation of such services (in relation to information technology services, in particular) within the NWSH and Merryhill Groups, subject to the auction tender requirements contained in the relevant government franchises or licences or related documents;

(c) the annual cap for Financial Services (HK$1.3 million) is significantly greater than the corresponding transaction amount for 2003 (being approximately HK$135,000) because an increased amount of service fees is expected to be paid by the Merryhill Group to the NWSH Group due to the general increase in the scale of Financial Services provided following the establishment of the Merryhill Group as well as a proposed centralisation of Financial Service providers within the NWSH and Merryhill Groups, subject to the auction tender requirements contained in the relevant government franchises or licences or related documents; and

(d) there was no historical amount for the rental or licensing of spare spaces as no rent or licence fee involving any transaction of this type was paid by the NWSH Group to the Merryhill Group during the three preceding financial years.

The above-mentioned projected figures are determined based on the relevant historical figures, taking into account the estimated future demand and adjustments for non-recurring or extraordinary items, and on the principal assumptions that, for the duration of the projected period: (i) the business of the NWSH Group will continue to grow at a rate which is consistent with past patterns; (ii) there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the NWSH Group's businesses; and (iii) the service industries in which the NWSH Group operates will remain stable.

NWD and NWSH will make a further announcement in the event that any of the annual caps set out above is exceeded.

6. DISCLOSURE IN RESPECT OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS BETWEEN THE NWSH GROUP AND THE MERRYHILL GROUP

Before Completion, certain members of the NWSH Group entered into transactions on a recurring basis with members of the NWFH Group as well as the Citybus Group (which, upon Completion, became members of the Merryhill Group) regarding the provision of the Operational Services and the rental or licensing of spare spaces for the daily operation of the relevant parties. These transactions became connected transactions of each of NWD and NWSH under the Listing Rules upon Completion and have continued thereafter. The same members also entered into transactions between Completion and the signing date of the Master Services Agreement. The above-mentioned transactions are collectively referred to as the **'Existing Continuing Connected Transactions'**.

As far as NWD is concerned, the percentage ratios in respect of the Existing Continuing Connected Transactions (in aggregate) will not exceed the threshold stipulated under Rule 14A.33(3) of the Listing Rules at any relevant time.

As far as NWSH is concerned, it is anticipated that, on or around 22 May 2004, the relevant percentage ratios in respect of the Existing Continuing Connected Transactions (in aggregate) will exceed the threshold stipulated under Rule 14A.33(3) of the Listing Rules. However, it is also anticipated that the relevant percentage ratios will not exceed the threshold stipulated under Rule 14A.34 of the Listing Rules at any relevant time.

The estimated aggregate amount of consideration paid or expected to be paid in respect of the Existing Continuing Connected Transactions occurred between Completion and 22 May 2004 is approximately HK$5.8 million.

The pricing principles in respect of the Existing Continuing Connected Transactions are identical to those in respect of the Operational Agreements and the tenancy or licensing agreements in relation to the rental or licensing of spare spaces (as the case may be) mentioned in Section 2 above.

The board of directors (including independent non-executive directors) of NWSH are of the view that the Existing Continuing Connected Transactions have been agreed on an arm's length basis on normal commercial terms and on terms which are fair, reasonable and in the interests of NWSH and its shareholders as a whole.

NWSH expects that the aggregate annual cap for the period after 22 May 2004 and up to 30 June 2004 in respect of Operational Services and the rental or licencing of spare spaces underlying the Existing Continuing Connected Transactions will be approximately HK$3.7 million. The annual cap in respect of each category of the Operational Services and the rental or licensing of spare spaces underlying the Existing Continuing Connected Transactions for each financial year ending 30 June 2005 and 2006 will be as follows:

	Category	**Annual cap for each financial year ending 30 June 2005 and 2006** *(HK$'000)*
1.	Construction Services	N/A[(a)]
2.	E&M Engineering Services	95
3.	Facility Management Services	400
4.	Security and Guarding Services	900
5.	Cleaning and Landscaping Services	14,000
6.	Financial Services	N/A[(b)]
7.	Property Management Services	700
8.	Rental or licensing of spare spaces	450

(a) No annual cap is available because the Existing Continuing Connected Transactions do not contain any Construction Services.

(b) No annual cap is available because further transactions in this category are expected to be entered into pursuant to the Master Services Agreement.

The above-mentioned annual caps are determined by reference to: (a) the historical annual or annualised amounts in respect of the same categories of services provided by the relevant members of the NWSH Group to the relevant members of the Citybus Group or the NWFH Group (as the case may be); and (b) the estimated fees to be paid in respect of the Existing Continuing Connected Transactions after 22 May 2004 up to the end of the terms of the relevant contracts.

Section 6 of this announcement is for the purpose of satisfying the obligations on the part of NWSH to disclose the Existing Continuing Connected Transactions under Rule 14A.47 of the Listing Rules.

NWSH will make a further announcement in the event that any of the annual caps set out above is exceeded.

7. INFORMATION REGARDING THE NWD GROUP, THE NWSH GROUP AND THE MERRYHILL GROUP

The NWD Group

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and PRC. NWD is the ultimate holding company of, among others, the NWSH Group.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David and Mr. Liang Chong Hou, David; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Leung Chi Kin, Stewart, Mr. Chan Kam Ling and Mr. Chow Kwai Cheung and; (c) the independent non-executive directors of NWD are The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr. Ho Tim, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, Mr. Cha Mou Zing, Victor (as alternate director to Dr. Cha Mou Sing, Payson) and Mr. Ho Hau-Hay, Hamilton (as alternate director to Dr. Ho Tim).

The NWSH Group

The NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridge and tunnel, power plants, water treatment and waste management plants; and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

As at the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger, Mr. To Hin Tsun, Gerald and Mr. Yeung Kun Wah, David (as alternate director to Mr. Wilfried Ernst Kaffenberger); and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and Mr. Dominic Lai.

The Merryhill Group

The Merryhill Group operates transport and related businesses in Hong Kong, Macau and the PRC.

8. DEFINITIONS

Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the joint announcement of NWD and NWSH dated 8 December 2003. In addition, the following expressions used in this announcement have the meanings set out below unless the context requires otherwise:

"Citybus"	Citybus Limited
"Citybus Group"	Citybus and its subsidiaries
"Cleaning and Landscaping Services"	cleaning, landscaping and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement
"Completion"	the completion of the conditional share exchange agreement dated 8 December 2003 amongst CTF, NWSH and Merryhill which took place on 9 March 2004
"Construction Services"	construction and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 35% of the total issued share capital of NWD and approximately 3% of the total issued share capital of NWSH
"E&M Engineering Services"	engineering and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement
"Facility Management Services"	facility management, information technology and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement
"Financial Services"	insurance brokerage and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement
"Master Services Agreement"	the master services agreement entered into between NWSH and Merryhill on 20 May 2004
"Merryhill"	Merryhill Group Limited, which is currently 50% held by each of CTF and NWSH (indirectly through Enrich Group Limited and NWS Service Management Limited respectively)
"Merryhill Group"	Merryhill and its subsidiaries (including the Citybus Group and the NWFH Group)
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWD Group"	NWD and its subsidiaries
"NWFH"	New World First Holdings Limited
"NWFH Group"	NWFH and its subsidiaries
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWSH Group"	NWSH and its subsidiaries
"Operational Agreements"	the individual agreements in respect of the provision of any of the Operational Services which may from time to time be entered into between a member of the Merryhill Group and a member of the NWSH Group pursuant to the Master Services Agreement, and **"Operational Agreement"** means any of them
"Operational Services"	Construction Services, E&M Engineering Services, Facility Management Services, Security and Guarding Services, Cleaning and Landscaping Services, Financial Services and Property Management Services and such other types of services as NWSH and Merryhill may agree upon from time to time in writing
"Property Management Services"	property management and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement
"Security and Guarding Services"	security and related services provided by the NWSH Group to the Merryhill Group as described in Section 2 of this announcement

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 20 May 2004

* *For identification purposes only*